Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	15:26 03-Dec-07
    RNS Number:0427J
Wolseley PLC
03 December 2007
Wolseley plc hereby notifies the following share purchases made by directors under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2007, which was paid on 30 November 2007.

Director’s Name	No. of shares purchased	Purchase price per share
	on 30 November 2007	in pence
Robert H. Marchbank	430	683.0609p

Stephen P Webster*	149	683.0609p

*	The purchase was made by Mr Webster’s spouse.
The directors’ beneficial holdings have each been respectively increased as a result of these purchases.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Guy Stainer — Head of Investor Relations
Richard Shoylekov — Group Company Secretary and General Counsel
This information is provided by RNS
The company news service from the London Stock Exchange
END